Capitalworks Emerging Markets Acquisition Corp

25 West 39th Street, Suite 700

New York, NY 10018

November 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Capitalworks Emerging Markets Acquisition Corp
Registration Statement on Form S-1
File No. 333-260513

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capitalworks Emerging Markets Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on November 30, 2021, or as soon as thereafter practicable.

Very truly yours,

CAPITALWORKS EMERGING MARKETS ACQUISITION CORP

By:	/s/ Roberta Brzezinski
	Name:	Roberta Brzezinski
	Title:	Chief Executive Officer

cc:	Akin Gump Strauss Hauer & Feld LLP
DLA Piper LLP (US)